March 11, 2011

Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3424
Fax Number: (713) 813-6968

Re:	Vertex Energy, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 0-53619

Dear Ms. Etheredge,

Vertex Energy, Inc. (the “Company”, “Vertex Energy,” “we,” and “us”) have the following responses to your February 28, 2011 comment letter:

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Item 1.  Financial Statements

Note 9 – Licensing Agreement, page F-10

1.  We note your responses to comments one, two, four and seven from our letter dated February 2, 2011.  Please address the following:

• Tell us how you considered ASC 350-30-35 in determining that the licensing agreement intangible asset should not be amortized over the period from acquisition (September 2009) to expiration of the license agreement (February 28, 2017);

RESPONSE:

The license for the TCEP technology is a royalty-free perpetual license and there is an operating agreement in place with CMT which utilizes the licensed technology.  The TCEP license does not restrict the use of the technology to the operations at CMT’s location.  We can utilize the technology to re-refine used oil feedstock at any location and in any future production facilities built by the Company. If we are unable to renew the operating agreement with CMT, we could utilize the technology at another location.

• You indicate that the annual maintenance costs for the technology are approximately $400,000.  It appears that your annual maintenance costs are material in relation to the original carrying amount of the licensing agreement which suggests a very limited useful life.  Furthermore, ASC 350-30-350-3(f) indicates that enhancements should not be assumed when determining the useful life of an intangible asset.  Please tell us how you determined a 15 year life was reasonable in light of these factors;

RESPONSE:

Note: we assume the reference is ASC 350-30-35-3(f) instead of ASC 350-30-350-3(f).

This is a new technology which has been operational for just over a year.  The maintenance costs for the equipment that utilizes that technology are incurred by CMT and are passed to us and other CMT customers via increased processing costs. While we agree that the maintenance costs for the equipment that utilizes the equipment are currently material in relation to the carrying amount of the license agreement, we do not anticipate the maintenance costs and processing costs to continue at this level.    As we anticipated, we had improved gross margins in the 4th quarter of 2010 and we are currently experiencing improved gross margins in the 1st quarter of 2011.  The higher maintenance costs and the shutdown of the assets in the 3rd quarter had a negative impact to the TCEP gross margins but these costs are not indicative of TCEP’s future operations.  We believe our analysis in determining a 15 year life is reasonable, especially compared to the estimated lives of technology relating to the operations of biofuel companies (which are similar to our re-refining operations) which we have researched previously. Specifically, we have looked at the following:

•	Comparable biofuels companies who utilize a similar technology and found them to be using a range of 2 – 30 years on the life of their assets, and in some instances 50 years;
•	The useful life of the underlying finished products produced is in excess of 15 years; and
•	That many large scale refiners consider their investments to have a 40 year life.

We have considered all of these factors as well as the factors previously provided in determining the expected useful life of the technology and currently believe that an expected useful life of 15 years is the most concrete determination at this early stage in the development process of the useful life of the technology.

• Please provide us with a copy of the third party appraisal used to substantiate the fair value of the licensing agreement;

RESPONSE:

We have provided you a copy of the appraisal supplementally in order to request confidential treatment and also request the return of such information subsequent to your review.

• To the extent that the $1.4 million purchase price for the licensing agreement includes the value attributed to the actual thermal/chemical extraction technology and the value attributed to the underlying physical infrastructure used to process the finished product, please quantify for us the value associated with licensing agreement separate from the value associated with the underlying infrastructure; and

RESPONSE:

The $1.4 million purchase price for the licensing agreement is the net cost associated with the original development costs or investment into the technology.  The Company has a valuation which was previously completed and is supplementally confidentiality supplied which supports the Intellectual Property Value of $1.4 million at September 2009.

• It appears that most of the costs capitalized to your licensing agreement during fiscal 2010 pertain to new equipment and/or replacements added to the infrastructure for your thermal/chemical extraction.  Please tell us how you considered if these costs should have been recorded as maintenance expenses and/or capitalized as property, plant and equipment rather than capitalized as additions to the licensing agreement intangible asset.  Please also provide us with a similar analysis for the costs (approximately $300,000) which were added to your licensing agreement intangible asset during 2009 after the asset’s acquisition.

RESPONSE:

Recommendations are made by CMT to us as it relates to improvements and efficiencies that can be made to the process, which are analyzed and approved or not approved by us. The assets are comprised of tanks, associated piping, design and engineering, a boiler, pumps, heat exchangers, reactors, chemical injector pumps, loading and unloading rack, a control room infrastructure, and software for the automation of the process.  The costs capitalized to the licensing agreement during 2009 and 2010 were based upon the enhancements to the process which improved efficiencies,  quality of the finished product, and a reduction in the day to day processing costs, thus we believe these improvements enhanced the value of our license.   The Company does not have title to these hard/physical assets as CMT purchased the assets and retained title, as noted above.  Consequently, we have not recorded the assets in our records.  The only asset the Company has relating to the TCEP technology is the licensing agreement which is increased in value by these investments being made (i.e., by the Company reimbursing CMT for such expenditures).

2.           We note your response to comment two from our letter dated February 2, 2011.  It appears that the profitability of your thermal/chemical extraction business decreased significantly during the nine months ended September 30, 2010 compared to the year ended December 31, 2009.  A current period operating loss combined with a history of operating losses is considered an event that would indicate the recoverability of your intangible asset should have been tested for impairment as of September.  Please tell us how you considered ASC 350-50-35-14 in determining it was not necessary to perform an impairment analysis of the license agreement as of September 30, 2010.  Please also provide us with the financial projections used in your appraisal of the license agreement and compare those projections to your actual results through September 30, 2010.  To the extent that your actual results have fallen short of your projections, please tell us why you did not consider this an indicator that an impairment analysis should have been performed as of September 30, 2010.

RESPONSE:

Note: We assume the reference is to ASC 350-30-35-14 instead of ASC 350-50-35-14.

In accordance with ASC 350-30-15-14, we performed an impairment review on the intellectual property as prescribed by ASC 360-10-35-17.  We compared the carrying value of the intangible asset to the estimated undiscounted cash flows which is commonly referred to as Step 1 of the impairment test, and determined that the carrying value was less than the undiscounted cash flows, therefore Step 2 of the impairment test was not required.  Our Step 1 analysis is being supplementally provided to you in order to request confidential treatment and the return of such analysis.  The variables used in the Step 1 analysis are significantly different than the actual operating results for the third quarter because of the shut-down and turn-around of the process in the third quarter.

We have seen continued improvement in the reduction of the processing costs over the past six to nine months, and we anticipate more favorable pricing in the near future on our finished product as well as increased production volumes which we believe will help to lower the over all cost on a per gallon/barrel basis and increase our overall margins.  We reviewed our projections as of September 2010 which have not changed and in light of current market conditions and forward curves for the commodities we deal with, we believe they would be much higher today.

We have provided you a copy of the financial projections supplementally in order to request confidential treatment and also request the return of such information subsequent to your review.

Yours very truly,

/s/ Chris Carlson
Chris Carlson
Chief Financial Officer